January 26, 2007

VIA EDGAR

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Form 8-K filed March 1, 2006
File No. 0-13063

Dear Mr. Wilson:

Reference is made to the letter dated January 19, 2007 (the “Comment Letter”) from the Division of Corporation Finance to Mr. A. Lorne Weil, Chief Executive Officer of Scientific Games Corporation (the “Company”), setting forth the Staff’s comment regarding the filing referenced above.  This letter attaches the Company’s response to the Staff’s comment in the Comment Letter.  We are also sending you a copy of this letter by Federal Express.

Very truly yours,

/s/ DeWayne E. Laird
DeWayne E. Laird
Vice President and Chief Financial Officer

cc:                                 Mr. A. Lorne Weil
  Chief Executive Officer
  Scientific Games Corporation

Form 8-K, filed March 1, 2006

Item 2.02 Results of Operations and Financial Condition

1.               With regard to prior comment 1 and your supplemental SAB 99 analysis.  Your quantitative analysis indicates that net income and diluted earnings per share for the quarters ended June 30, 2004 and September 30, 2004 were each overstated by greater than 5%.  We further note that in your qualitative SAB 99 analysis, you did not address whether the misstatements in these quarterly periods hid a failure to meet analysts’ consensus expectations for the enterprise.  Tell us how your reported results for the quarters ended June 30, 2004 and September 30, 2004 compare to analysts’ consensus expectations for those periods.

Response:

Our reported results for the quarters ended June 30, 2004 and September 30, 2004 were $0.21 and $0.24 per diluted share, respectively.  The Company has not provided and does not provide quarterly earnings guidance.  The Company understands that analysts’ consensus expectations for the quarter ended June 30, 2004 were $0.20 per diluted share on the low end and $0.23 per diluted share on the high end.  The Company also understands that analysts’ consensus expectations for the quarter ended September 30, 2004 were $0.19 per diluted share on the low end and $0.23 per diluted share on the high end.  The Company believes the overstatement of our reported earnings by $0.013 per diluted share in each of the quarters ended June 30, 2004 and September 30, 2004, or 6.0% and 5.5%, respectively, did not hide a failure to meet analysts’ consensus expectations for those periods.